Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

March 26, 2019

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 144 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 144”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, February 26, 2019, with respect to Amendment No. 144. Amendment No. 144 was filed on February 1, 2019 and included disclosure with respect to the SPDR SSGA US Sector Rotation ETF and SPDR SSGA Fixed Income Sector Rotation ETF (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 144.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 144. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 144.

General Comments

1.

Comment: The Staff notes that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made with regard to disclosure in one location in the registration statement it is applicable to all similar disclosure appearing elsewhere in the registration statement. Comments will generally not be repeated.

Response: The Registrant acknowledges the Staff’s comment.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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2.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses.

3.	Comment: Please provide a completed draft of each Fund’s fee table and example information.

Response: The finalized fee table and example information that will be included in the final registration statement for each Fund is included in Appendix A to this letter.

Prospectus Comments

4.

Comment: If acquired fund fees and expenses for a Fund’s investments in the underlying funds are greater than 1 bps, please include a line item in the Fund’s Annual Fund Operating Expenses table for acquired fund fees and expenses. Alternatively, please explain supplementally why the line item should not be included. The Staff’s position is that gross acquired fund fees and expenses should be shown in the fee table if greater than 1 bps.

Response: Pursuant to the investment advisory agreement between the Registrant and the Adviser and as described in the “Management” section of the prospectus, the management fee for each Fund is reduced by the amount of any acquired fund fees and expenses attributable to the Fund’s investments in other investment companies. As a result, the Registrant does not believe a separate line item for acquired fund fees and expenses is necessary.

5.	Comment: Please confirm that neither Fund will principally invest in leveraged or inverse ETFs. If so, please include relevant strategy and risk disclosure.

Response: The Registrant confirms neither Fund will principally invest in leveraged or inverse ETFs.

6.	Comment: Please revise for plain English the second paragraph in “The Fund’s Principal Investment Strategy” section for each Fund.

Response: The Registrant has revised the second paragraph in “The Fund’s Principal Investment Strategy” section of the SPDR SSGA US Sector Rotation ETF as follows (in addition, similar revisions will be made to the second paragraph in “The Fund’s Principal Investment Strategy” section of the SPDR SSGA Fixed Income Sector Rotation ETF):

SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), the Fund’s investment adviser, allocates the Fund’s assets among the ETFs based on a proprietary ~~process supported by a quantitative~~ sector selection model. The model first incorporates macroeconomic, financial and market data to arrive at a projected return forecast for each Equity Sector. Using these projected return forecasts, the model then allocates the weightings of each Equity Sector ~~The~~

~~Adviser then applies its qualitative judgment to the results of the model~~ to construct a portfolio that seeks to maximize expected return~~,~~. The portfolio’s final sector allocation is subject to the Adviser’s risk and ~~portfolio~~ diversification constraints, which limit the amount an Equity Sector may represent in the portfolio. The Adviser may not fully implement the results of the model if it believes the model does not take into account all relevant data, or that a different evaluation or weighting of the data is more appropriate. It is possible the Fund may not have exposure to all Equity Sectors at all times. The Adviser typically rebalances the Fund’s portfolio on a monthly basis, ~~but~~ although rebalancing may occur more frequently depending on market conditions. ~~The Fund may not have exposure to all Equity Sectors at all times.~~ The Adviser buys and sells securities for the Fund at each rebalancing based on the results of the process described above. As a result of frequent rebalances, the Fund may experience a high turnover rate.

7.

Comment: In “The Fund’s Principal Investment Strategy” section for each Fund, please more clearly describe the Adviser’s investment process and how it is determined how much of each Fund’s assets is invested or allocated to each sector at a given time.

Response: Please see the revisions made in response to comment 6 above.

8.

Comment: The SAI discloses that both Funds are non-diversified. Accordingly, please include in “The Fund’s Principal Investment Strategy” section for each Fund a statement that the Fund is non-diversified and include a related principal risk factor.

Response: The Registrant has confirmed that each Fund will be classified as diversified and has updated the disclosure in the registration statement accordingly.

9.

Comment: The Staff notes that each Fund includes “Portfolio Turnover Risk” as a principal risk of the Fund. Accordingly, please disclose in “The Fund’s Principal Investment Strategy” section for each Fund that it may engage in active and frequent trading. See Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Registrant confirms that as a result of its investment strategy, each Fund may experience a high turnover rate. Corresponding disclosure has been added to each Fund’s “The Fund’s Principal Investment Strategy” section (see response to comment 6 above).

10.

Comment: In the “Utilities Sector Risk” discussion in the “Principal Risks of Investing in the Fund” section for the SPDR SSGA US Sector Rotation ETF, please state that the price of utility company securities is subject to interest rate risk.

Response: The Registrant believes the current discussion is appropriate. In particular, the Registrant notes the inclusion of the following sentence in the “Utilities Sector Risk” discussions:

The value of regulated utility equity securities may tend to have an inverse relationship to the movement of interest rates.

11.	Comment: Please supplementally inform the Staff of the appropriate broad based securities benchmark index each Fund intends to use in its Average Annual Total Return table.

Response: The Registrant intends to use the following broad based benchmark index in each Fund’s Average Annual Total Return table:

•	SPDR SSGA US Sector Rotation ETF – S&P 500 Index

•	SPDR SSGA Fixed Income Sector Rotation ETF – Bloomberg Barclays U.S. Aggregate Bond Index

12.

Comment: With respect to the SPDR SSGA Fixed Income Sector Rotation ETF, please supplementally inform the Staff of how much (percentage, if known) the Fund intends to invest in non-agency mortgage-backed securities (“MBS”), and in particular, non-investment grade MBS. The Staff may have additional comments depending upon the response.

Response: The Registrant confirms that the SPDR SSGA Fixed Income Sector Rotation ETF does not intend to invest in ETFs with exposure to non-agency, non-investment grade MBS.

13.

Comment: With respect to the SPDR SSGA Fixed Income Sector Rotation ETF, please state either in Item 4 or Item 9 that the derivatives used or included by the Fund to meet its Rule 35d-1 80% policy will be valued at market value.

Response: The Registrant confirms that the SPDR SSGA Fixed Income Sector Rotation ETF does not intend to use derivatives to meet its Rule 35d-1 80% policy.

14.

Comment: With respect to the SPDR SSGA Fixed Income Sector Rotation ETF, please review the “Debt Securities Risk” discussion in light of recent statements made by the Federal Reserve to determine whether the discussions remain appropriate. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions.

Response: The “Debt Securities Risks” discussion has been revised as follows:

Debt Securities Risk: The values of debt securities may increase or decrease as a result of the following: market fluctuations, increases in interest rates, actual or perceived inability or unwillingness of issuers, guarantors or liquidity providers to make scheduled principal or interest payments or illiquidity in debt securities markets; the risk of low rates of return due to reinvestment of securities during periods of falling interest rates or repayment by issuers with higher coupon or interest rates; and/or the risk of low income due to falling interest rates. To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply. ~~In recent years, the U.S. has experienced low interest rate levels. However, interest rates have begun to rise. In addition, economic recovery and the ending of the Federal Reserve Board’s quantitative easing program increase the likelihood that interest rates will continue to rise in the future.~~ A rising interest rate environment may cause the value of the Fund’s fixed income securities to decrease, an adverse impact on the liquidity of the Fund’s fixed income securities, and increased volatility of the fixed income markets. If the principal on a debt obligation is prepaid before expected, the prepayments of principal may have to be reinvested in obligations paying interest at lower rates. During periods of falling interest rates, the income received by the Fund may decline. Interest rate changes can be sudden and unpredictable, and are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand for bonds. Changes in government or central bank policy, including changes in tax policy or changes in a central bank’s implementation of specific policy goals, may have a substantial impact on interest rates. There can be no guarantee that any particular government or central bank policy will be continued, discontinued or changed, nor that any such policy will have the desired effect on interest rates. Changes in interest rates will likely have a greater effect on the values of debt securities of longer durations. Returns on investments in debt securities could trail the returns on other investment options, including investments in equity securities.

15.

Comment: In the “Mortgage-Related and Other Asset-Backed Securities Risk” discussion in the “Principal Risks of Investing in the Fund” section for the SPDR SSGA Fixed Income Sector Rotation ETF, please include disclosure stating that the liquidity of mortgage-backed securities, especially non-agency, non-investment grade securities, may change dramatically over time

Response: The Registrant notes the following disclosure currently included in the “Mortgage-Related and Other Asset-Backed Securities Risk” discussion:

The liquidity of mortgage-related and asset-backed securities may change over time.

As noted in response to Comment 12 above, the SPDR SSGA Fixed Income Sector Rotation ETF does not intend to invest in ETFs with exposure to non-agency, non-investment grade MBS.

16.

Comment: With respect to the SPDR SSGA Fixed Income Sector Rotation ETF, the Senior Loan Risk discussion in the “Principal Risks of Investing in the Fund” section does not describe the risks associated with the fact that bank loans can take significantly longer than 7 days to settle, and more specifically, that this can translate into a risk for investors that they are not paid in a timely manner, or that the Fund may be forced to incur losses in order to pay redemption proceeds on time. Please include disclosure to this effect in Item 4 unless already disclosed in Item 9.

Response: The Registrant notes that the SPDR SSGA Fixed Income Sector Rotation ETF does not intend to invest in senior loans directly, but rather will gain exposure to senior loans through investments in shares of an underlying ETF. Because the shares of the underlying ETF are bought and sold on an exchange rather than directly from the underlying ETF, the Registrant does not believe the risks noted in the comment are applicable to the Fund.

17.

Comment: The Staff notes that the following disclosure in the “Additional Strategies Information” section cross references the Fund Summaries for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summaries. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 9. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Please see each Fund’s respective “The Fund’s Principal Investment Strategy” section under “Fund Summaries” above for a complete discussion of its principal investment strategies.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Funds. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

18.	Comment: Please disclose in the “Additional Strategies Information” section the buy and sell strategies of the Funds.

Response: The Registrant has added disclosure to each Fund’s “The Fund’s Principal Investment Strategy” section describing the buy and sell strategies of the Funds (please see the response to comment 6 above).

19.	Comment: Please ensure that each principal risk of the Funds is discussed in greater detail in Item 9 than in the summary section in Item 4. The Item 9 and 4 risk disclosure should not be identical.

Response: The Registrant believes that the current disclosure is appropriate. In particular, the Registrant believes an investor may consider the disclosure included in Item 4 to be important to making an investment decision.

20.	Comment: With respect to the following disclosure included in the Management section, please include the month, date and year of the annual or semi-annual report, if presently known.

A summary of the factors considered by the Board in connection with the initial approval of the Investment Advisory Agreement for the Funds will be available in the Funds’ annual report or semi-annual report, as applicable, after each Fund commences operation.

Response: The disclosure has been updated as requested.

SAI Comments

21.	Comment: Please revise the second paragraph in the “LENDING PORTFOLIO SECURITIES” discussion as follows:

With respect to loans that are collateralized by cash, the borrower will be entitled to receive a fee based on the amount of cash collateral. A Fund is compensated by the difference between the amount earned on the reinvestment of cash collateral and the fee paid to the borrower. In the case of collateral other than cash, a Fund is compensated by a fee paid by the borrower equal to a percentage of the market value of the loaned securities. Any cash collateral may be reinvested in certain short-term, highly liquid instruments ~~and highly liquid instruments~~ either directly on behalf of the lending Fund or through one or more joint accounts or money market funds, which may include those managed by the Adviser.

Response: The disclosure has been revised as requested.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.

Appendix A

SPDR SSGA US Sector Rotation ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.70%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.70%

[1]	“Other expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$72	$224

SPDR SSGA Fixed Income Sector Rotation ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.50%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.50%

[1]	“Other expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$51	$160